December 20, 2024

Weicheng Hsiao
Chief Executive Officer
HW Electro Co., Ltd.
301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan

       Re: HW Electro Co., Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed December 10, 2024
           File No. 333-278974
Dear Weicheng Hsiao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Cover Page

1. We note your disclosure on page 26 that "[w]e anticipate that our directors and executive officers will together beneficially own approximately 54.6% of our
       Ordinary Shares issued and outstanding after the completion of this offering, excluding shares issuable upon exercise of unexercised options," however, your principal shareholders table on page 98 states that the amount of beneficially owned ordinary shares after the offering by the directors and senior management as a group will be 41.6%. Please revise or clarify. If true, please also revise the cover page to disclose that the company will be a controlled by the directors and executive officers post-offering, identify the controlling stockholder(s) and such stockholders total voting power, and include appropriate risk factor disclosure. December 20, 2024
Page 2

Compensation, page 96

2. Please update your compensation disclosure to reflect the fiscal year ended September
       30, 2024.
Related Party Transactions, page 100

3. Please revise your disclosure in this section to provide information up to a more recent date as required by Item 7.B of Form 20-F.
       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing